As filed with the Securities and Exchange Commission on August 28, 2003
Registration No. 333-106833

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Marvell Technology Group Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	77-0481679
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4th Floor

Windsor Place
22 Queen Street
P.O. Box HM 1179
Hamilton HM EX
Bermuda
(408) 222-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MATTHEW GLOSS, ESQ.

Vice President of Business Affairs and General Counsel
MARVELL SEMICONDUCTOR, INC.
700 First Avenue
Sunnyvale, California 94089
(408) 222-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

DAVINA K. KAILE, ESQ.

Pillsbury Winthrop LLP
2550 Hanover Street
Palo Alto, California 94304

      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 28, 2003

PROSPECTUS

3,986,921 Shares

Marvell Technology Group Ltd.

Common Stock

        This prospectus relates to the resale, from time to time, of up to 3,986,921 shares of our common stock by our shareholders (the “selling shareholders”). The selling shareholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

      The selling shareholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. Information on the selling shareholders and the time and manner in which they may offer and sell shares of our common stock under this prospectus is provided under “Selling Shareholders” and “Plan of Distribution” in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

      Our common stock is traded on the Nasdaq National Market under the symbol “MRVL.” The last reported sale price of our common stock on the Nasdaq National Market on August 15, 2003 was $36.20 per share.

       Investing in our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 2 of this Prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003

MARVELL TECHNOLOGY GROUP LTD.
RISK FACTORS
FORWARD-LOOKING STATEMENTS
PROCEEDS FROM THE OFFERING
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.1

i

      You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. References to “we”, “us”, “our” or Marvell in the prospectus means Marvell Technology Group Ltd. and its subsidiaries, except where it is made clear that the term means only the parent company.

MARVELL TECHNOLOGY GROUP LTD.

      We are a leading global semiconductor provider of complete broadband communications and storage solutions. Our diverse product portfolio includes switching, transceiver, wireless, PC connectivity, gateways, communications controller and storage solutions that power the entire communications infrastructure, including enterprise, metro, home, and storage networking. Our core technologies were initially focused on the storage market, where we provide high-performance products to disk drive manufacturers such as Fujitsu, Hitachi, Samsung, Seagate and Toshiba. We subsequently applied our technology to the high-speed, or broadband, communications market, where we provide industry-leading physical layer transceivers, which provide the interface between communications systems and data transmission media, to manufacturers of high-speed networking equipment including Cisco, 3Com Corporation, Foundry Networks, Dell Computer, Intel and NETGEAR.

      In the communications market, we offer transceiver products, switching products, internetworking products and wireless local area network products. Our primary customers for our communications products are manufacturers of high speed networking equipment.

      In the storage market, our products include read channel devices, SOCs and preamplifiers. Our customers for our storage products are manufacturers of hard disk drives for the enterprise, desktop and mobile computer markets and the emerging consumer applications market. The storage market is highly competitive and is dominated by a small number of large companies. These companies have historically experienced marginal profit levels from sales of their storage products and are under enormous pricing pressure from their customers, which they typically pass through to their integrated circuit suppliers.

      Marvell Technology Group Ltd. was incorporated in Bermuda in January 1995. Our registered address in Bermuda is 4th Floor, Windsor Place, 22 Queen Street, P.O. Box HM 1179, Hamilton HM EX, Bermuda, and our telephone number there is (441) 296-6395. The address of our United States subsidiary is Marvell Semiconductor, Inc., 700 First Avenue, Sunnyvale, California 94089, and our telephone number there is (408) 222-2500. We also have offices in Israel, Singapore, Germany, China, Japan, Taiwan, and the United Kingdom. During fiscal 2000, we changed our fiscal year-end to the Saturday nearest January 31. For presentation purposes, we refer to January 31 as our fiscal year-end for all periods. Our website address is located at http://www.marvell.com. The information contained in our website does not form any part of this Registration Statement on Form S-3. However, we make available free of charge through our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, as soon as reasonably practicable after we electronically file this material with, or furnish it to, the Securities and Exchange Commission, or the SEC.

      Our trademarks include: the Marvell name, logo, and the phrase “Moving Forward Faster.” This prospectus also contains brand names, trademarks, or service marks of companies other than Marvell Technology Group Ltd., and these brand names, trademarks and service marks are the property of their respective holders.

RISK FACTORS

      Investing in Marvell common stock involves a high degree of risk. You should carefully read and consider the risks described below and the other information in this prospectus, including the information incorporated by reference, before deciding to invest in our common stock. If any of the risks described below materializes, our operating results and financial condition could be adversely affected and the trading price of our common stock could decline. References to “Marvell,” “we,” “us” or “our” refer to Marvell Technology Group Ltd. and our subsidiaries.

The continuing worldwide economic slowdown, acts of war, terrorism, international conflicts, the recent outbreak of severe acute respiratory syndrome and related uncertainties may adversely impact our revenues and profitability.

      Slower economic activity, concerns about inflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the telecommunications and related industries, the situation in Iraq and recent international conflicts, and terrorist and military activity have resulted in a continuing downturn in worldwide economic conditions. We cannot predict the timing, strength and duration of any economic recovery in the semiconductor industry and in particular, the broadband communications markets. In addition, the events of September 11, 2001, the continuing international conflicts and terrorist acts and the possibility of an extended presence in Iraq can be expected to place further pressure on economic conditions in the United States and worldwide. Also, the outbreak of severe acute respiratory syndrome, or SARS, and any future outbreaks could have a further adverse effect upon an already weakened world economy. These conditions make it extremely difficult for our customers, our vendors and for us to accurately forecast and plan future business activities. If these conditions continue or worsen, our business, financial condition and results of operations will likely suffer.

We are dependent upon the hard disk drive industry, which is highly cyclical and experiences rapid technological change.

      Sales to customers in the hard disk drive industry represented approximately 54% of our net revenue in the first quarter of fiscal 2004 and represented 56% and 57% of our net revenue in fiscal 2003 and 2002, respectively. The hard disk drive industry is intensely competitive, and the technology changes rapidly. As a result, this industry is highly cyclical, with periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. These cycles may affect us as our customers are suppliers to this industry. Hard disk drive manufacturers tend to order more components than they may need during growth periods, and sharply reduce orders for components during periods of contraction. In addition, advances in existing technologies and the introduction of new technologies may result in lower demand for disk drive storage devices, thereby reducing demand for our products.

      Rapid technological changes in the hard disk drive industry often result in significant and rapid shifts in market share among the industry’s participants. If the hard disk drive manufacturers using our products do not retain or increase market share, our sales may decrease.

Our Marvell Semiconductor Israel Ltd. and RADLAN Computer Communications Ltd. subsidiaries are incorporated under the laws of, and their principal offices are located in, the State of Israel and therefore their business operations may be harmed by adverse political, economic and military conditions affecting Israel.

      Marvell Semiconductor Israel Ltd. (MSIL) and RADLAN Computer Communications Ltd. (“RADLAN”) are both incorporated under the laws of and have their principal offices in the State of Israel. In addition, MSIL and RADLAN maintain their research and development operations in Israel. Thus, MSIL and RADLAN are directly influenced by the political, economic and military conditions affecting Israel. Major hostilities involving or within Israel could disrupt MSIL and RADLAN’s research and development and other business operations. For example, continued hostilities between Israel and the Palestinian authority in recent months have caused substantial political unrest, which could lead to a potential economic downturn in Israel. Additionally, the on-going situation in Iraq could lead to more economic instability and uncertainty in the State of Israel and the Middle East. Also, the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic or financial condition of Israel could negatively impact MSIL and RADLAN’s business operations and financial results.

We depend on a small number of large customers for a significant portion of our sales. The loss of, or a significant reduction or cancellation in sales to, any key customer would significantly reduce our revenues.

      In the first quarter of fiscal 2004, approximately 38% of our net revenue was derived from sales to two customers, each of whom individually accounted for 10% or more of our net revenue during this period. Of these customers, Intel accounted for 20% and Samsung accounted for 18%. Sales to our largest customers have fluctuated significantly from period to period primarily due to the timing and number of design wins with each customer, as well as the continued diversification of our customer base as we expand into new markets, and will likely continue to fluctuate dramatically in the future. The loss of any of our largest customers, a significant reduction in sales we make to them, or any problems we encounter collecting amounts from them would likely seriously harm our financial condition and results of operations. Our operating results in the foreseeable future will continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our products. In the future, these customers may decide not to purchase our products at all, to purchase fewer products than they did in the past, or to alter their purchasing patterns in some other way, particularly because:

•	substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty;

•	our customers may develop their own solutions;

•	our customers purchase integrated circuits from our competitors; and

•	our customers may discontinue sales in the markets for which they purchase our products.

If we are unable to develop new and enhanced products that achieve market acceptance in a timely manner, our operating results and competitive position will be harmed.

      Our future success will depend on our ability, in a timely and cost-effective manner, to develop new products for the broadband communications market and to introduce enhancements to our products for the storage market. We must also achieve market acceptance for these products and enhancements. If we do not successfully develop and achieve market acceptance for new and enhanced products, our ability to maintain or increase revenues will suffer. The development of our products is highly complex. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. In particular, we have a limited history in developing products for the broadband communications market and may encounter technical difficulties in developing wireless LAN or other products for this market that could prevent or delay their successful introduction. Unanticipated problems in developing broadband communications products could also divert substantial engineering resources, which may impair our ability to develop new products and enhancements for the storage market, and could substantially increase our costs. Even if the new and enhanced products are introduced to the market, we may not be able to achieve market acceptance of these products in a timely manner.

      Successful product development and market acceptance of our products depends on a number of factors, including:

•	timely and cost-effective completion and introduction of new product designs;

•	adoption of our products by customers that are among the first to adopt new technologies and by customers perceived to be market leaders;

•	timely qualification and certification of our products for use in our customers’ products;

•	the level of acceptance of our products by existing and potential customers;

•	cost and availability of foundry, assembly and testing capacity;

•	availability, price, performance, power, use and size of our products and competing products and technologies;

•	our customer service and support capabilities and responsiveness;

•	successful development of our relationships with existing and potential customers and strategic partners; and

•	our ability to predict and respond to changes in technology, industry standards or end-user preferences.

      In addition, our longstanding relationships with some of our larger customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer certain customers favorable prices on our products. If these prices are lower than the prices paid by our existing customers, we would have to offer the same lower prices to certain of our customers who have contractual “most favored nation” pricing arrangements. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could materially and adversely affect our business, financial condition and results of operations.

Any future acquisitions and transactions may not be successful.

      We expect to continue to make acquisitions of, and investments in, businesses that offer complementary products, services and technologies, augment our market segment coverage, or enhance our technological capabilities. We may also enter into strategic alliances or joint ventures to achieve these goals. We cannot assure you that we will be able to identify suitable acquisition, investment, alliance, or joint venture opportunities or that we will be able to consummate any such transactions or relationships on terms and conditions acceptable to us, or that such transactions or relationships will be successful.

      Any transactions or relationships will be accompanied by the risks commonly encountered with those matters. Risks that could have a material adverse affect on our business, results of operations or financial condition include, among other things:

•	the difficulty of assimilating the operations and personnel of acquired businesses;

•	the potential disruption of our ongoing business;

•	the distraction of management from our business;

•	the potential inability of management to maximize our financial and strategic position as a result of an acquisition;

•	the potential difficulty maintaining uniform standards, controls, procedures and policies;

•	the impairment of relationships with employees and clients as a result of any integration of new management personnel;

•	the risk of entering market segments in which we have no or limited direct prior experience and where competitors in such market segments have stronger market segment positions; and

•	the potential loss of key employees of an acquired company.

Our recent acquisition of RADLAN and any future acquisitions could harm our operating results and share price.

      On June 27, 2003, we acquired RADLAN Computer Communications Ltd., a leading provider of embedded networking software. Under terms of the definitive agreement, we issued a combination of shares,

warrants and stock options to purchase our common stock for the remaining outstanding shares of RADLAN capital stock and employee stock options.

      Any acquisitions, including our recent acquisition of RADLAN, could materially harm our operating results as a result of possible concurrent issuances of dilutive equity securities. In addition, the purchase price of any acquired businesses may exceed the current fair values of the net tangible assets of the acquired businesses. As a result, we would be required to record material amounts of goodwill and other intangible assets, which could result in significant impairment charges and amortization expense in future periods. These charges, in addition to the results of operations of such acquired businesses, could have a material adverse effect on our business, financial condition and results of operations. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating or financial results.

      Under generally accepted accounting principles, we are required to review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. In addition, we are required to review our goodwill and indefinite-lived intangible assets on an annual basis. Over the last year, there has been a slowdown in worldwide economies, including the United States, which has affected our business. End customers for our products have slowed their purchases of next-generation technology and have delayed or rescheduled existing orders for products that incorporate our technology. If the economic downtrend continues or if other presently unforeseen events or changes in circumstances arise which indicate that the carrying value of our goodwill or other intangible assets may not be recoverable, we will be required to perform impairment reviews of these assets, which have carrying values of approximately $1.6 billion as of April 30, 2003. An impairment review could result in a write-down of all or a portion of these assets to their fair values. We will perform an annual impairment review during the fourth quarter of each fiscal year or more frequently if we believe indicators of impairment exist. In light of the large carrying value associated with our goodwill and intangible assets, any write-down of these assets may result in a significant charge to our statement of operations in the period any impairment is determined and could cause our stock price to decline.

We are a relatively small company with limited resources compared to some of our current and potential competitors, and we may not be able to compete effectively and increase or maintain revenue and market share.

      We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenues may not increase or may decline. In addition, most of our current and potential competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than us. As a result, these competitors may have greater credibility with our existing and potential customers. Moreover, our competitors may foresee the course of market developments more accurately than us. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than us, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, new competitors or alliances among existing competitors could emerge. We expect to face competition in the future from our current competitors, other manufacturers and designers of integrated circuits, and innovative start-up integrated circuit design companies. Many of our customers are also large, established integrated circuit suppliers. Our sales to and support of such customers may enable them to become a source of competition to us, despite our efforts to protect our intellectual property rights.

      In the wireless LAN market, we face competition from a number of additional competitors who have a longer history of serving that market. Many of these competitors have more-established reputations in that market and longer-standing relationships with the customers to whom we sell our products, which could prevent us from competing successfully. Competition could increase pressure on us to lower our prices and lower our margins, which, in turn, would harm our operating results.

Due to our limited operating history, we may have difficulty in accurately predicting our future sales and appropriately budgeting for our expenses, and we may not be able to maintain our existing growth rate.

      Our limited operating experience, combined with the rapidly changing nature of the markets in which we sell our products, limits our ability to accurately forecast quarterly and annual sales. Additionally, because many of our expenses are fixed in the short term or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. We are currently expanding our staffing and increasing our expense levels in anticipation of future sales growth. If our sales do not increase as anticipated, significant losses could result due to our higher expense levels.

      Although we have experienced sales and earnings growth in prior quarterly and annual periods, we may not be able to sustain these growth rates, particularly in the period of economic slowdown we are currently experiencing. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future performance.

Because we do not have long-term commitments from our customers, we must estimate customer demand, and errors in our estimates can have negative effects on our inventory levels, sales and operating results.

      Our sales are made on the basis of individual purchase orders rather than long-term purchase commitments. In addition, our customers may cancel or defer purchase orders. We have historically placed firm orders for products with our suppliers up to sixteen weeks prior to the anticipated delivery date and typically prior to receiving an order for the product. Therefore, our order volumes are based on our forecasts of demand from our customers. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would harm our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forego revenue opportunities, lose market share and damage our customer relationships. On occasion, we have been unable to adequately respond to unexpected increases in customer purchase orders, and therefore, were unable to benefit from this increased demand.

Our future success depends in significant part on strategic relationships with customers. If we cannot maintain these relationships or if these customers develop their own solutions or adopt a competitor’s solutions instead of buying our products, our operating results would be adversely affected.

      In the past, we have relied in significant part on our strategic relationships with customers that are technology leaders in our target markets. We intend to pursue and continue to form these strategic relationships in the future but we cannot assure you that we will be able to do so. These relationships often require us to develop new products that may involve significant technological challenges. Our partners frequently place considerable pressure on us to meet their tight development schedules. Accordingly, we may have to devote a substantial amount of our limited resources to our strategic relationships, which could detract from or delay our completion of other important development projects. Delays in the development could impair our relationships with our strategic partners and negatively impact sales of the products under development. Moreover, it is possible that our customers may develop their own solutions or adopt a competitor’s solution for products that they currently buy from us. If that happens, our business, financial condition and results of operations could be materially harmed.

We rely on independent foundries and subcontractors for the manufacture, assembly and testing of our integrated circuit products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

      We do not have our own manufacturing or assembly facilities and have very limited in-house testing facilities. Therefore, we must rely on third-party vendors to manufacture, assemble and test the products we design. We currently rely on TSMC to produce substantially all of our integrated circuit products. We also currently rely on TSMC and other third-party assembly and test subcontractors to assemble, package and test our products. The outbreak of SARS and any future outbreaks in Asia could affect the production capabilities of our manufacturers by resulting in quarantines or closures. In the event of such a quarantine or closure, if we were unable to quickly identify alternate manufacturing facilities, our revenues, cost of revenues and results of operations would be negatively impacted. If these vendors do not provide us with high-quality products and services in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer, our sales could decrease and our growth could be limited. Other significant risks associated with relying on these third-party vendors include:

•	our customers or their customers may fail to approve or delay approving our selected supplier;

•	we have reduced control over product cost, delivery schedules and product quality;

•	the warranties on wafers or products supplied to us are limited; and

•	we face increased exposure to potential misappropriation of our intellectual property.

      We currently do not have long-term supply contracts with any of our third-party vendors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. None of our third-party foundry or assembly and test subcontractors have provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. These foundries may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, foundry customers that are larger and better financed than us or that have long-term agreements with these foundries may cause these foundries to reallocate capacity to those customers, decreasing the capacity available to us. If we need another integrated circuit foundry or assembly and test subcontractor because of increased demand, or the inability to obtain timely and adequate deliveries from our providers at the time, we might not be able to develop relationships with other vendors who are able to satisfy our requirements. Even if other integrated circuit foundries or assembly and test subcontractors are available at that time to satisfy our requirements, it would likely take several months to acquire a new provider. Such a change may also require the approval of our customers, which would take time to effect and could cause our customers to cancel orders or fail to place new orders.

If our foundries do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed.

      The fabrication of integrated circuits is a complex and technically demanding process. Our foundries have from time to time experienced manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundries, or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In addition, defects in our existing or new products could result in significant warranty, support and repair costs, and divert the attention of our engineering personnel from our product development efforts.

The complexity of our products could result in unforeseen delays or expenses in undetected defects or bugs, which could adversely affect the market acceptance of new products, damage our reputation with current or prospective customers, and materially and adversely affect our operating costs.

      Highly complex products such as the products that we offer frequently contain defects and bugs when they are first introduced or as new versions are released. We have in the past experienced, and may in the future experience, these defects and bugs. Historically, we have been able to design workarounds to fix these defects and bugs with minimal to no disruption to our business or our customers’ business. Going forward, if any of our products contain defects or bugs, or have reliability, quality, or compatibility problems, we may not be able to successfully design workarounds. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers, attract new customers, and our financial results. In addition, these defects or bugs could interrupt or delay sales to our customers. To alleviate these problems, we may have to invest significant capital and other resources. Although our products are tested by our suppliers, our customers and ourselves, it is possible that our new products will contain defects or bugs. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. In addition, these problems may divert our technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. As a result, our financial results could be materially harmed.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

      In order to remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify the manufacturing processes for our products and to redesign some products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes. We are dependent on our relationships with our foundries to transition to smaller geometry processes successfully and cannot assure you that our foundries will be able to effectively manage the transition. If our foundries or we experience significant delays in this transition or fail to efficiently implement this transition, our business, financial condition and results of operations could be materially and adversely affected. As smaller geometry processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, or at all.

We depend on key personnel with whom we do not have employment agreements to manage our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

      We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products. We believe that our future success is highly dependent on the contributions of Dr. Sehat Sutardja, our co-founder, President and Chief Executive Officer; Weili Dai, our co-founder and Executive Vice President; and Dr. Pantas Sutardja, our co-founder and Vice President and Chief Technology Officer. We do not have employment contracts with these or any other key personnel, and their knowledge of our business and industry would be extremely difficult to replace.

      There is currently a shortage of qualified technical personnel with significant experience in the design, development, manufacture, marketing and sales of integrated circuits for use in communications products. In particular, there is a shortage of engineers who are familiar with the intricacies of the design and manufacture of products based on analog technology, and competition for these engineers is intense. Our key technical personnel represent a significant asset and serve as the source of our technological and product innovations.

We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth.

Our officers and directors own a large percentage of our voting stock, and three existing directors, who are also significant shareholders, are related by blood or marriage. These factors may allow the officers and directors as a group or the three related directors to control the election of directors and the approval or disapproval of significant corporate actions.

      As of July 31, 2003, our executive officers and directors beneficially owned or controlled, directly or indirectly, approximately 32% of the outstanding shares our common stock. Additionally, Sehat Sutardja and Weili Dai are husband and wife and Sehat Sutardja and Pantas Sutardja are brothers. All three are directors and together they held approximately 27% of our outstanding common stock as of July 31, 2003. As a result, if the directors and officers as a group or any of Sehat Sutardja, Weili Dai, and Pantas Sutardja act together, they will significantly influence, and will likely control, the election of our directors and the approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interests of other shareholders. In addition, the voting power of these officers or directors could have the effect of delaying or preventing an acquisition of us on terms that other shareholders may desire.

      Under Bermuda law all of our officers, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Majority shareholders do not owe fiduciary duties to minority shareholders. As a result, the minority shareholders will not have a direct claim against the majority shareholders in the event the majority shareholders take actions that damage the interests of minority shareholders. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda, except the Bermuda courts would be expected to follow English case law precedent, which would permit a shareholder to bring an action in our name if the directors or officers are alleged to be acting beyond our corporate power, committing illegal acts or violating our Memorandum of Association or Bye-laws. In addition, minority shareholders would be able to challenge a corporate action that allegedly constituted a fraud against them or required the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with the action.

Our rapid growth has strained our resources and our inability to manage any future growth could harm our profitability.

      Our rapid growth has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also expect that we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management effort. If we are unable to effectively manage our expanding operations, our operating results could be harmed.

      In May 2003, we completed the implementation of a new Enterprise Resource Planning, or ERP, system. An ERP system implementation is a very complex, costly and time-consuming process. Any unforeseen delays or difficulties after we begin transacting on the new system or in performing financial closes on the new systems, may divert the attention of management and other employees and disrupt our ongoing business and could have a material adverse impact on our financial condition and results of operations.

We face foreign business, political and economic risks, which may harm our results of operations, because a majority of our products and our customers’ products are manufactured and sold outside of the United States.

      A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. All of our products are manufactured outside of the

United States. Our current qualified integrated circuit foundries are located in the same region within Taiwan, and our primary assembly and test subcontractors are located in the Pacific Rim region. In addition, many of our customers are located outside of the United States, primarily in Asia, which further exposes us to foreign risks. Sales to customers located in Asia represented approximately 88% of our net revenue in the first quarter of fiscal 2004, and represented 87% and 83% of our net revenue in fiscal 2003 and 2002, respectively.

      We anticipate that our manufacturing, assembly, testing and sales outside of the United States will continue to account for a substantial portion of our operations and revenue in future periods. Accordingly, we are subject to risks associated with international operations, including:

•	difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses;

•	compliance with foreign laws;

•	difficulties in staffing and managing foreign operations;

•	trade restrictions or higher tariffs;

•	transportation delays;

•	difficulties of managing distributors, especially because we expect to continue to increase our sales through international distributors;

•	political and economic instability, including wars, terrorism, other hostilities and political unrest, boycotts, curtailment of trade and other business restrictions; and

•	inadequate local infrastructure.

      Additionally, our operations may be impacted by a number of SARS-related factors, including, but not limited to, disruptions of our third party manufacturers that are primarily located in Asia, reduced sales in our international retail channels and increased supply chain costs. If future outbreaks of SARS cases rise or spread to other areas, our international sales and operations could be harmed.

      Because all of our sales to date have been denominated in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, potentially leading to a reduction in sales and profitability for us in that country. A portion of our international revenue may be denominated in foreign currencies in the future, which will subject us to risks associated with fluctuations in exchange rates for those foreign currencies.

Our third-party foundries and subcontractors are concentrated in Taiwan and elsewhere in the Pacific Rim, an area subject to significant earthquake risks. Any disruption to the operations of these foundries and subcontractors resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our products.

      Substantially all of our products are manufactured by Taiwan Semiconductor Manufacturing Company, which is located in Taiwan. Currently our only alternative manufacturing sources are located in Taiwan, China and Singapore. In addition, substantially all of our assembly and testing facilities are located in Singapore, Taiwan and the Philippines. The risk of an earthquake in Taiwan and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our foundries and assembly and test subcontractors. In September 1999, a major earthquake in Taiwan affected the facilities of several of these third-party contractors. As a consequence of this earthquake, these contractors suffered power outages and disruptions that impaired their production capacity. In March 2002 and June 2003, major earthquakes occurred in Taiwan. Although our foundries and subcontractors did not suffer any significant damage as a result of this most recent earthquake, the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling or testing from the affected contractor to another third-party vendor. We may not be able to obtain alternate capacity on favorable terms, if at all.

We rely on third-party distributors and manufacturers’ representatives and the failure of these distributors and manufacturers’ representatives to perform as expected could reduce our future sales.

      We sell our communications products to customers primarily through distributors and manufacturers’ representatives. Our relationships with some of our distributors and manufacturers’ representatives have been established within the last two years, and we are unable to predict the extent to which our distributors and manufacturers’ representatives will be successful in marketing and selling our products. Moreover, many of our manufacturers’ representatives and distributors also market and sell competing products. Our representatives and distributors may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers’ representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain our current distributors or manufacturers’ representatives or recruit additional or replacement distributors or manufacturers’ representatives, our sales and operating results will be harmed. The loss of one or more of our distributors or manufacturers’ representatives could harm our sales and results of operations. We generally realize a higher gross margin on direct sales and from sales through manufacturers’ representatives than on sales through distributors. Accordingly, if our distributors were to account for an increased portion of our net sales, our gross margins may decline.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenues and gross profits.

      The products we develop and sell are used for high volume applications. As a result, the prices of those products have historically decreased rapidly. Our gross profits and financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, or developing new or enhanced products on a timely basis with higher selling prices or gross profits. We expect that our gross profits on our storage products are likely to decrease over the next fiscal year below levels we have historically experienced due to (i) pricing pressures from our customers, and (ii) an increase in sales of SOCs, which typically have lower margins than standalone read channel devices, and (iii) an increase in sales of products into consumer application markets, which are highly competitive and cost sensitive. In addition, if our sales of storage products into the desktop computer market were to increase as a percentage of total storage revenues, our margins would also likely decrease because gross margins on sales into this market are generally lower than for sales into the enterprise and mobile computer markets, where we currently generate the substantial majority of our storage product revenues.

      Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could also reduce our margins. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.

We have a lengthy and expensive storage product sales cycle that does not assure product sales, and that if unsuccessful, may harm our operating results.

      The sales cycle for our storage products is long and requires us to invest significant resources with each potential customer without any assurance of sales to that customer. Our sales cycle typically begins with a three to six month evaluation and test period, also known as qualification, during which our products undergo rigorous reliability testing by our customers.

      Qualification is typically followed by a twelve to eighteen month development period by our customers and an additional three to six month period before a customer commences volume production of equipment incorporating our products. This lengthy sales cycle creates the risk that our customers will decide to cancel or change product plans for products incorporating our integrated circuits. During our sales cycle, our engineers assist customers in implementing our products into the customers’ products. We incur significant research and development and selling, general and administrative expenses as part of this process, and this process may never generate related revenues. We derive revenue from this process only if our design is selected. Once a customer selects a particular integrated circuit for use in a storage product, the customer generally uses solely that integrated circuit for a full generation of its product. Therefore, if we do not achieve a design win for a product, we will be unable to sell our integrated circuit to a customer until that customer develops a new product or a new generation of its product. Even if we achieve a design win with a customer, the customer may not ultimately ship products incorporating our products or may cancel orders after we have achieved a sale. In addition, we will have to begin the qualification process again when a customer develops a new generation of a product for which we were the successful supplier.

      Also, during the final production of a mature product, our customers typically exhaust their existing inventory of our integrated circuits. Consequently, orders for our products may decline in those circumstances, even if our products are incorporated into both our customers’ mature and replacement products. A delay in a customer’s transition to commercial production of a replacement product may cause the customer to lose sales, which would delay our ability to recover the lost sales from the discontinued mature product. In addition, customers may defer orders in anticipation of new products or product enhancements from our competitors or us.

We are subject to the cyclical nature of the integrated circuit industry. The current and any future downturns will likely reduce our revenue and result in excess inventory.

      The integrated circuit industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced, and is currently experiencing, significant downturns, often connected with, or in anticipation of, maturing product cycles of both integrated circuit companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The current downturn and any future downturns may reduce our revenue or our percentage of revenue growth on a quarter-to-quarter basis and result in us having excess inventory.

      Furthermore, any upturn in the integrated circuit industry could result in increased competition for access to third-party foundry, assembly and test capacity.

When demand for foundry capacity is high, we may take various actions to try to secure sufficient capacity, which may be costly and harm our operating results.

      Availability of foundry capacity has in the recent past been reduced due to strong demand. In order to secure sufficient foundry capacity when demand is high, we may enter into various arrangements with suppliers that could be costly and harm our operating results, including:

•	option payments or other prepayments to a foundry;

•	nonrefundable deposits with or loans to foundries in exchange for capacity commitments;

•	contracts that commit us to purchase specified quantities of integrated circuits over extended periods;

•	issuance of our equity securities to a foundry;

•	investment in a foundry; and

•	other contractual relationships with foundries.

      We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

The development and evolution of markets for our integrated circuits are dependent on factors, such as industry standards, over which we have no control. For example, if our customers adopt new or competing industry standards with which our products are not compatible or fail to adopt standards with which our products are compatible, our existing products would become less desirable to our customers and our sales would suffer.

      The emergence of markets for our integrated circuits is affected by a variety of factors beyond our control. In particular, our products are designed to conform to current specific industry standards. Our customers may not adopt or continue to follow these standards, which would make our products less desirable to our customers and reduce our sales. Also, competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new products.

      We have made a significant investment in the development and production of our Gigabit Ethernet products, including our physical layer devices and switched Ethernet products. However, the Gigabit Ethernet technology is relatively new compared to the more established 10 and 100 Megabit per second Fast Ethernet technologies. If the Gigabit Ethernet technology does not achieve widespread market acceptance, our revenue and operating results may be harmed. We have also made a significant investment in the development of wireless LAN products based on the IEEE 802.11b and 802.11g standards. Wireless LAN technologies are relatively new and many competing standards, such as IEEE 802.11a and BluetoothTM, exist. If the 802.11b and 802.11g standards do not achieve widespread market acceptance, our revenue and operating results may be harmed.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

      We believe one of our key competitive advantages results from our collection of proprietary technologies that we have developed since our inception. If we fail to protect these intellectual property rights, competitors could sell products based on technology that we have developed, which could harm our competitive position and decrease our revenues. We believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. We have been issued several United States patents and have a number of pending United States patent applications. However, a patent may not be issued as a result of any applications or, if issued, claims allowed may not be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. Despite our efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or proprietary technology. Monitoring unauthorized use of our technology is difficult, and the steps that we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation, which could subject us to liability, require us to stop selling our products or force us to redesign our products.

      Litigation involving patents and other intellectual property is widespread in the high-technology industry and is particularly prevalent in the integrated circuit industry, where a number of companies aggressively bring numerous infringement claims to protect their patent portfolios. From time to time we receive, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused the proprietary rights of other parties. These claims could result in litigation which, in turn, could subject us to significant liability for damages. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

We are incorporated in Bermuda, and, as a result, it may not be possible for our shareholders to enforce civil liability provisions of the securities laws of the United States.

      We are organized under the laws of Bermuda. As a result, it may not be possible for our shareholders to effect service of process within the United States upon us, or to enforce against us in United States courts judgments based on the civil liability provisions of the securities laws of the United States. Most of our executive officers and directors are residents of the United States. However, there is significant doubt as to whether the courts of Bermuda would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liability provisions of the securities laws of the United States or any state or hear actions brought in Bermuda against us or those persons based on those laws. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not be automatically enforceable in Bermuda.

Our Bye-laws contain a waiver of claims or rights of action by our shareholders against our officers and directors, which will severely limit our shareholders’ right to assert a claim against our officers and directors under Bermuda law.

      Our Bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers and directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties with or for us, other than with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver will limit the rights of our shareholders to assert claims against our officers and directors unless the act complained of involves actual fraud or dishonesty. Thus, so long as acts of business judgment do not involve actual fraud or dishonesty, they will not be subject to shareholder claims under Bermuda law. For example, shareholders will not have claims against officers and directors for a breach of trust, unless the breach rises to the level of actual fraud or dishonesty.

We are subject to uncertainty regarding how the United States federal income tax laws apply to our business. If our position is disputed, our operating results could be harmed.

      In the United States, we pay income tax on the income of our U.S. subsidiaries and may be subject to the U.S. income tax and on any income that is considered to be effectively connected with the conduct of a trade or business in the United States. The determination of whether the income of a foreign corporation is effectively connected with the conduct of a trade or business in the United States requires significant management judgment, as it involves a consideration of all the facts and circumstances and the application of legal standards that are uncertain. Our position is that our foreign business operations do not generate any income that is effectively connected with a United States trade or business. If our position is disputed, the amount we have accrued in our financial statements for United States federal income taxes may be insufficient to the extent of the difference between the income tax rate ultimately determined to apply and the tax rate that we have used to accrue for income taxes in our financial statements. In addition, we could be required to make significant cash payments for back taxes and interest based on the difference between the income tax rate ultimately determined to apply and the rate at which we paid those taxes.

Tax benefits we receive may be terminated or reduced in the future, which would increase our costs.

      Under current Bermuda law, we are not subject to tax on our income or capital gains. We have obtained from the Minister of Finance of Bermuda under the Exempt Undertakings Tax Protection Act 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on income or capital gains, those taxes should not apply to us until March 28, 2016. However, this exemption may not be extended beyond that date.

      The Economic Development Board of Singapore granted Pioneer Status to our wholly-owned subsidiary in Singapore in July 2000 for a period of at least six years, commencing July 1, 1999. As a result, we anticipate that a significant portion of the income we earn in Singapore during this period will be exempt from the Singapore statutory tax rate. We are required to meet several requirements as to investment, headcount and activities in Singapore to retain this status. If our Pioneer Status is terminated early, our financial results could be harmed.

      The Israeli government has granted Approved Enterprise Status to our wholly-owned subsidiary in Israel, which provides a tax holiday on undistributed income derived from operations within certain “development regions” in Israel. In order to maintain our qualification, we must continue to meet specified conditions, including the making of investments in fixed assets in Israel. As our tax holidays expire, we expect that we will start paying income tax on our operations within these development regions. Some of our regional tax holidays have already expired and we are currently paying income taxes in these regions.

If we are classified as a passive foreign investment company, our shareholders may suffer adverse tax consequences.

      Because we are incorporated in Bermuda and have operations in the United States, Israel and Singapore, we are subject to special rules and regulations, including rules regarding a passive foreign investment company, or PFIC. We believe that we are not a PFIC, and we expect to continue to manage our affairs so that we will not become a PFIC. However, whether we should be treated as a PFIC is a factual determination that is made annually and is subject to change. If we are classified as a PFIC, then each United States holder of our common stock would, upon qualifying distributions by us or upon the pledge or sale of their shares of common stock at a gain, be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge, generally as if the distribution or gain had been earned ratably over the shareholder’s holding period. In addition to the risks related to PFIC status, we and our shareholders could also suffer adverse tax consequences if we are classified as a foreign personal holding company, a personal holding company or a controlled foreign corporation.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

      On September 5, 2001, a putative class action was filed in the Southern District of New York relating to our initial public offering, or IPO. In this action, the plaintiffs named several defendants including Marvell and two of our officers, one of whom is also a director. This complaint relating to our IPO has been consolidated with hundreds of other lawsuits by plaintiffs against approximately 55 underwriters and approximately 300 issuers across the United States. Plaintiffs allege that defendants violated various provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. In these actions, plaintiffs seek, among other items, unspecified damages, pre-judgment interest and reimbursement of attorneys’ and experts’ fees. A Consolidated Amended Class Action Complaint against Marvell and two of our officers was filed on April 19, 2002. Subsequently, defendants in the consolidated proceedings moved to dismiss the actions. In February 2003, the trial Court issued its ruling on the motions, granting the motions in part, and denying them in part. Thus, the cases may proceed against the underwriters and us as to alleged violations of section 11 of the Securities Act of 1933 and section 10(b) of the Securities Exchange Act of 1934. Claims against the individual officers have been voluntarily dismissed with prejudice by agreement with plaintiffs. These claims and any resulting litigation could result in substantial costs and could divert the attention and resources of our management.

      In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the integrated circuit industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Accordingly, we may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of our management.

Future sales of our common stock in the public market may depress our stock price.

      A substantial number of our shares remain available for sale pursuant to Rule 144. Future sales of a substantial number of shares of our common stock in the public market could cause our stock price to decline. As of July 31, 2003, we had 125,703,594 shares outstanding and none of these shares are subject to any lock-up agreements. The market price of our stock could drop significantly if holders of a substantial number of our shares sell them or are perceived by the market as intending to sell them. In addition, the sale of our shares could impair our ability to raise capital through the sale of additional stock.

Our Bye-laws contain provisions that could delay or prevent a change in corporate control, even if the change in corporate control would benefit our shareholders.

      Our Bye-laws contain change in corporate control provisions which include:

•	authorizing the issuance of preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms; and

•	requiring a vote of two-thirds of the outstanding shares to approve any change of corporate control.

      These change in corporate control provisions could make it more difficult for a third-party to acquire us, even if doing so would be a benefit to our shareholders.

FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that are and will be incorporated by reference into this prospectus, contains forward-looking statements within the “safe harbor” provisions of the Private Securities and Litigation Reform Act of 1995 with respect to our plans, expectations, estimates and beliefs. Words such as “anticipates,” “expects,” “estimates,” “intends,” “plans,” and similar expressions or the negative of such terms are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Factors that could cause actual results to differ materially from those predicted, include but are not limited to, those discussed under “Risk Factors” and as detailed from time to time in our annual and quarterly reports we file with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PROCEEDS FROM THE OFFERING

      We will not receive any proceeds from the sale of the shares by the selling shareholders. All proceeds from the sale of the shares will be for the account of the selling shareholders, as described below. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

      The following table sets forth information as of August 15, 2003 regarding the beneficial ownership of common stock by each of the selling shareholders and the shares being offered by the selling shareholders. The shares are being registered to permit the resale from time to time by the selling shareholders. Information with respect to beneficial ownership is based upon information provided from or on behalf of the selling shareholders. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

      The number of shares that may be actually sold by any selling shareholder will be determined by the selling shareholder. Because the selling shareholders may sell all, some or none of the shares of common stock which they hold, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholders upon termination of the offering. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock. None of the share amounts set forth below represents more than 1% of our outstanding stock as of August 15, 2003, calculated under the rules promulgated by the SEC.

      The shares being offered by the selling shareholders were acquired in connection with our acquisition of RADLAN in June 2003, and include up to 483,232 shares issuable upon the exercise of warrants that we issued as part of the consideration in the acquisition and up to 1,023,256 shares that we may issue upon the attainment of certain performance milestones set forth in the share purchase agreement between RADLAN and us. In addition, under the terms of the share purchase agreement, we will be required to issue either an additional 1,162,791 shares of our common stock or $22.5 million in cash to the selling shareholders depending on the share price of Marvell common stock on the effective date of the registration statement of which this prospectus is a part. The number of shares in the table below assume the attainment of the performance milestones and the issuance of the additional shares rather than cash. The actual number of shares that may be issued depends on whether those milestones and share price targets are, in fact, met and, accordingly, the number of shares listed in the table to be sold by each selling shareholder will be subject to change. Further, the selling shareholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of common stock since the date on which the information in the table is presented, and information concerning the selling shareholders may change from time to time. Any changed information will be set forth in supplements or amendments to this prospectus if and when necessary.

      The registration statement of which this prospectus is a part is being filed pursuant to the terms of a registration rights agreement among Marvell and the RADLAN shareholders that was entered into in connection with the RADLAN acquisition. Subject to the terms of the agreement, we agreed to register the shares under the Securities Act for resale to the public and to cause the registration statement to be kept effective until:

•	two years from the effective date of the registration statement, or

•	such shorter time as all the shares offered by this prospectus have been sold.

	Shares Beneficially		Shares Beneficially
	Owned Prior To	Number of Shares	Owned After
Selling Shareholders	Offering	Being Offered	Offering

Yehuda Zisapel	665,747	665,747	0
Carm-Ad Ltd.(1)	90,663	90,663	0
Zohar Zisapel	114,510	114,510	0
Lomsha Ltd.(2)	59,646	59,646	0
Michael and Klil Holdings (93) Ltd.(2)	59,646	59,646	0
Yossi Elihav	34,204	34,204	0
Bynet Data Communications Ltd. (Trust)(1)	64,175	64,175	0
RAD Data Communications Ltd. (Trust)(3)	69,193	69,193	0
Formula Ventures LP	176,459	176,459	0
FV PEH LP	47,482	47,482	0
Formula Ventures (Israel) LP	55,800	55,800	0
UBS Capital (Jersey) Ltd.	168,626	168,626	0
HarbourVest International Private Equity Partners III Direct Fund LP	432,910	432,910	0
Accton Network (BVI) Co., Ltd.	106,831	106,831	0
BCS Growth Fund (Israel) L.P.	20,249	20,249	0
Pitango Venture Capital Fund III
(Israeli Sub) L.P.	312,482	312,482	0
Pitango Venture Capital Fund III
(Israeli Sub) Non Q LP	28,886	28,886	0
Pitango JP Morgan Fund III (Israel) LP	91,249	91,249	0
Pitango Venture Capital Fund III
(Israeli Investors) L.P.	85,178	85,178	0
Pitango Venture Capital Fund III Trusts 2000 Ltd.	22,034	22,034	0
Pitango Principals Fund III (Israel) L.P.	11,017	11,017	0
Shrem Fudim Kelner & Co. Ltd.	3,743	3,743	0
Shrem Fudim Kelner (Founders Group) LP	3,748	3,748	0
Canada Israel Opportunity Fund III LP	3,748	3,748	0
Danrok Holdings Ltd.	2,810	2,810	0
August Capital III LP	562,083	562,083	0
Applied Micro Circuits Corporation	56,209	56,209	0
Zohar Gilon	20,248	20,248	0
Yair Tauman	10,631	10,631	0
Dalia Lev	2,531	2,531	0
Livi Apel	5,061	5,061	0
Amos and Daughter Investments and Properties Ltd.	7,087	7,087	0
Hanigal Investments (1997) Ltd.	10,125	10,125	0
Shay Kamin	545	545	0
Jacob Zankel	132,858	132,858	0
Orly Moran	925	925	0
Naftali Tannin	1,804	1,804	0
Barak Henig	2,059	2,059	0

	Shares Beneficially		Shares Beneficially
	Owned Prior To	Number of Shares	Owned After
Selling Shareholders	Offering	Being Offered	Offering

Hannan Uliel	840	840	0
Hadar Tal	1,787	1,787	0
Luo Xuefeng	1,572	1,572	0
Ilan Kieselstein	3,898	3,898	0
Ezra Ram	780	780	0
Alex Burman	604	604	0
Alexander Chuzhoy	497	497	0
Alex Thanski	557	557	0
Alexander Lifshits	666	666	0
Alon Harel	1,007	1,007	0
Amit Karten	754	754	0
Ariel Ein Mor	666	666	0
Avi Shif	604	604	0
Eyal Kosovski	255	255	0
Benzion Elyashar	604	604	0
Danny Sborovsky	579	579	0
Doron Rozental	581	581	0
Emanuel Reyzer	604	604	0
Eyal Hilel	604	604	0
Gad Ever	666	666	0
Gadi Eizenberg	666	666	0
Gil Shevach	1,025	1,025	0
Gil Raz	579	579	0
Ilan Finkelstein	604	604	0
Ilan Elmaliah	604	604	0
Irit Eilon	538	538	0
Ovadia Itzik	497	497	0
Ithak Chen	255	255	0
Yitshak Goldbum	547	547	0
Yekaterina Linker	331	331	0
Kfir Gerti	538	538	0
Cfir Maimon	613	613	0
Anat Koren	1,263	1,263	0
Leonid Guberman	604	604	0
Liav Leshem	604	604	0
Lior Avitan	497	497	0
Lior Ronen	604	604	0
Lubov Braverman	666	666	0
Michael Shvarsland	538	538	0
Michael Rachamim	604	604	0
Moshe Yechezkael	666	666	0
Nachum Vilner	604	604	0
Noam Shaked	604	604	0

	Shares Beneficially		Shares Beneficially
	Owned Prior To	Number of Shares	Owned After
Selling Shareholders	Offering	Being Offered	Offering

Octavia Pichl	604	604	0
Or Grushka	538	538	0
Revital Malka	692	692	0
Roman Kleinerman	742	742	0
Ron Auster	604	604	0
Sveta Gorelik	548	548	0
Sharon Meir	742	742	0
Shiri Bar	666	666	0
Lili Segev	387	387	0
Tal Shiff	538	538	0
Tamar Ilani	666	666	0
Matty Toker	1,451	1,451	0
Vadim Timakov	604	604	0
Victor Ryabchin	604	604	0
Yakov Treister	666	666	0
Yevgeny Yanovsky	604	604	0
Yedidia Falk	732	732	0
Yehiel Reeb	538	538	0
Judith Huller	449	449	0
Yehonatan Maidenberg	604	604	0
Yuval Bar	538	538	0
Zach Marco	666	666	0
Alex Mikunis	3,561	3,561	0
Boaz Kahana	5,394	5,394	0
Galit Volpert	3,309	3,309	0
Michael Indenbaum	27,914	27,914	0
Meir Gersi	4,988	4,988	0
Moshe Arad	3,541	3,541	0
Moshe Shaul	2,494	2,494	0
Mordechai Avni	5,760	5,760	0
Oleg Pinchuk	3,205	3,205	0
Ronen Tausi	4,142	4,142	0
Ronen Redman	5,880	5,880	0
Vitaly Vovnoboy	6,881	6,881	0
Vladimir Avanessian	3,487	3,487	0
Udi Yehezkel	4,207	4,207	0
Aharon Gadot	801	801	0
Amnon Even Zohar	1,627	1,627	0
Ariel Avrahami	773	773	0
Arie Elia	2,801	2,801	0
Boris Shehter	604	604	0
Ofir Gal	1,135	1,135	0
Galit Efraty	955	955	0

	Shares Beneficially		Shares Beneficially
	Owned Prior To	Number of Shares	Owned After
Selling Shareholders	Offering	Being Offered	Offering

Gil Siso	1,954	1,954	0
Giora Kaplinski	2,742	2,742	0
Robert Goldschlager	3,884	3,884	0
Gai Nachum	760	760	0
Igor Miroshnik	595	595	0
Michael Bogachek	1,856	1,856	0
Natan Lugasi	2,387	2,387	0
Nathan Iarovich	1,622	1,622	0
Ofer Rashuk-Rosenthal	1,664	1,664	0
Oren Viner	1,804	1,804	0
Ori Soffer	2,453	2,453	0
Omer Radin	3,067	3,067	0
Ran Dar	666	666	0
Shay Zuker	801	801	0
Shlomo Pongratz	1,511	1,511	0
Yair Golan	1,202	1,202	0
Evgeni Zetserov	2,072	2,072	0
Adi Kachal	742	742	0
Amos Melnikov	1,511	1,511	0
Ariel Cohen	666	666	0
Ariel Gilman	681	681	0
Eldad Winkler	766	766	0
Eran Zwilling	2,188	2,188	0
Nimrod Stern	955	955	0
Ronen Cojocaru	801	801	0
Tsahi Bronshter	666	666	0
Nir Yona Richtiger	2,099	2,099	0
Gadi Hutt	604	604	0
Amos Soffer	604	604	0
Omer Lado	403	403	0
Alex Dverin	403	403	0
Doron Nevipur	403	403	0
Avi Goldberg	403	403	0
Tal-Sarit Zubakov-Cohen	336	336	0
Gil Osovsky	336	336	0
Jehudit Shimoni	252	252	0
Gali Darei	252	252	0
Yaniv Inbar	604	604	0
Hanoch Raviv	1,911	1,911	0
Shelly Aks	1,233	1,233	0
Tally Kaplan Porat	1,034	1,034	0
Amnon Ptashek	6,174	6,174	0
Ronny Shalev	4,950	4,950	0

	Shares Beneficially		Shares Beneficially
	Owned Prior To	Number of Shares	Owned After
Selling Shareholders	Offering	Being Offered	Offering

Francis Petersen	6,089	6,089	0
Wayne Lieberman	23,325	23,325	0
Michael Zimmerman	933	933	0
Zion Benodis	1,885	1,885	0
Michael Orr	5,265	5,265	0
Yaron Shachal	7,545	7,545	0
Tal Anker	6,238	6,238	0
Errol Brodie	1,606	1,606	0
Ilan Hagai	2,099	2,099	0
Ilan Yerushalmi	1,849	1,849	0
Izhack Gavra	1,664	1,664	0
Maria Khlud	859	859	0
Anna Marie Black-Shoshan	504	504	0
Amy Fredj	1,511	1,511	0
Amit Paz	727	727	0
Rina Cohen	277	277	0
Lizy Delaricha	1,252	1,252	0
Anat Berlin	403	403	0
Arkady Katz	35,092	35,092	0
Yuval Cohen	39,502	39,502	0
Emi Scliar	5,106	5,106	0
Eli Fux	35,244	35,244	0
Simcha Gutgold	21,463	21,463	0
Udi Abramovich	18	18	0
Yoram Valent	31,661	31,661	0
Yossi Amir	9,764	9,764	0

(1)	Yehuda Zisapel possesses sole voting and dispositive power with respect to the listed shares.

(2)	Zohar Zisapel possesses sole voting and dispositive power with respect to the listed shares.

(3)	Yehuda Zisapel and Zohar Zisapel share voting and dispositive power with respect to the listed shares.

PLAN OF DISTRIBUTION

      We are registering for resale the shares on behalf of the selling shareholders. The selling shareholders may offer and sell the shares covered by this prospectus at various times. As used in this prospectus, the term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling shareholders will act independently of Marvell in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling shareholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions on which the broker solicits purchasers;

•	after the registration statement becomes effective, in connection with short sales, in which the shares are redelivered to close out short positions;

•	in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	privately negotiated transactions; or

•	in a combination of any of the above methods.

      If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

      The selling shareholders may sell the shares described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions. The selling shareholders may also transfer, devise or gift these shares by other means not described in this prospectus.

      The selling shareholders also may resell all or a portion of the shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in open market transactions in reliance upon Rule 144 under the Securities Act.

      The selling shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC. This supplement or amendment will include the following information:

•	the name of the participating selling shareholder(s) and broker-dealer(s) or underwriters;

•	the number of shares involved;

•	the price(s) at which the shares were sold;

•	the commissions paid or discounts or concessions allowed by the selling shareholders to the broker-dealers or underwriters, if any; and

•	other information material to the transaction.

      The selling shareholders shall have sole and absolute discretion not to accept any purchase, offer or make any sale if they deem the purchase price to be unsatisfactory at any particular time.

      The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of shares covered by this prospectus. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act. Because selling shareholders may be deemed to be “underwriters,” the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have advised the selling shareholders that the anti-manipulation rules promulgated under the Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling shareholders.

      Selling shareholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act from sales of common stock.

      We have agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling shareholders. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be paid by the selling shareholders or other party selling those shares.

LEGAL MATTERS

      Appleby Spurling & Kempe, Bermuda, will pass on the validity of the common stock offered by this prospectus.

EXPERTS

      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended February 1, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any materials we file with the SEC, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

      We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act. The registration statement relates to the common stock offered by the selling shareholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to Marvell and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we file a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold or this offering is completed. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

•	Our Current Report on Form 8-K filed under the Exchange Act on February 6, 2003.

•	Our Quarterly Report on Form 10-Q filed under the Exchange Act for the fiscal quarter ended May 3, 2003.

•	Our Current Report on Form 8-K filed under the Exchange Act on June 27, 2003.

•	Our Current Report on Form 8-K filed under the Exchange Act on August 28, 2003.

•	The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on June 22, 2000, including any amendment or report filed for the purpose of updating such description.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number between the hours of 9:00 a.m. and 4:00 p.m., Pacific time:

Investor Relations

       c/o Marvell Semiconductor, Inc.
       700 First Avenue
       Sunnyvale, California 94089
       (408) 222-2500

      We have not authorized anyone to provide you with information or to represent anything that is different from or that is not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling shareholders are offering to sell, and seeking offers to buy, only the shares of Marvell common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling shareholders or by the purchasers. All amounts are estimated except the SEC’s registration fee.

Amount

Securities and Exchange Commission registration fee	$11,030
Accounting fees and expenses	25,000
Legal fees and expenses	50,000
Printing fees	7,500
Transfer agent fees	10,000
Miscellaneous fees and expenses	10,000

Total	$113,530

Item 15.     Indemnification of Directors and Officers

      Set forth below is a description of certain provisions of the Companies Act of 1981 of Bermuda (the “Companies Act”), the Company’s Memorandum of Association, as presently in effect (the “Memorandum of Association”), and the Company’s Bye-laws (the “Bye-laws”), as such provisions relate to the indemnification of the directors and officers of the Company. This description is intended only as a summary and is qualified in its entirety by reference to the applicable provisions of the Companies Act, the Company’s Memorandum of Association and the Company’s Bye-laws, which are incorporated herein by reference.

      The Companies Act permits the Company to indemnify its directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own fraud or dishonesty.

      The Bye-laws provide that every director, officer, committee member and any resident representative of the Company be indemnified against any liabilities, loss, damage or expense incurred or suffered in such capacity, subject to limitations imposed in the Companies Act. The Bye-laws further provide that to the extent that any director, officer, committee member or resident representative of the Company is successful in defending any proceedings, whether civil or criminal, the Company will indemnify the individual for all liabilities incurred in such capacity.

      Bye-law 31 stipulates that each shareholder and the Company agree to waive any claim or right of action against any director, officer or committee member, in respect of any failure to act or any action taken by such director, officer or committee member in the performance of his duties with or for the Company. The waiver does not extend to claims arising under United States federal securities laws or any claims, rights of action arising from the fraud of the director, officer, committee member or to recover any gain, personal profit or advantage to which such individual is not legally entitled.

      There has not been in the past and there is not presently pending any litigation or proceeding involving a director, officer, employee or agent of the Company which could give rise to an indemnification obligation on the part of the Company. In addition, except as described herein, the Board of Directors is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

Item 16.     Exhibits

Exhibit
Number	Description of Document

5.1	Opinion of Appleby Spurling & Kempe.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2	Consent of Appleby Spurling & Kempe (included in its opinion filed as Exhibit 5.1).
24.1 *	Power of Attorney.

*	Filed previously.

Item 17.     Undertakings

      (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 and information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 28th day of August, 2003.

MARVELL TECHNOLOGY GROUP LTD.

By:	/s/ SEHAT SUTARDJA

Dr. Sehat Sutardja
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this Registration Statement in the City of Sunnyvale, State of California, on the 28th day of August, 2003.

By:	/s/ SEHAT SUTARDJA

Dr. Sehat Sutardja
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SEHAT SUTARDJA Dr. Sehat Sutardja	Co-Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	August 28, 2003

/s/ GEORGE HERVEY George Hervey	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 28, 2003

/s/ WEILI DAI* Weili Dai	Executive Vice President, Secretary and Director	August 28, 2003

/s/ PANTAS SUTARDJA* Dr. Pantas Sutardja	Vice President and Director	August 28, 2003

/s/ DIOSDADO P. BANATAO* Diosdado P. Banatao	Co-Chairman of the Board	August 28, 2003

/s/ MANUEL ALBA* Manuel Alba	Director	August 28, 2003

Signature	Title	Date

/s/ HERBERT CHANG* Herbert Chang	Director	August 28, 2003

/s/ JOHN M. CIOFFI* Dr. John M. Cioffi	Director	August 28, 2003

/s/ PAUL R. GRAY* Dr. Paul R. Gray	Director	August 28, 2003

/s/ RON VERDOORN* Ron Verdoorn	Director	August 28, 2003

*/s/ SEHAT SUTARDJA Dr. Sehat Sutardja As Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number		Description of Document

5.	1	Opinion of Appleby Spurling & Kempe.
23.	1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.	2	Consent of Appleby Spurling & Kempe (included in its opinion filed as Exhibit 5.1).
24.	1*	Power of Attorney.

*	Filed previously.